Exhibit 99.1

STANDBY EQUITY DISTRIBUTION AGREEMENT

THIS STANDBY EQUITY DISTRIBUTION AGREEMENT dated as of August 27, 2021 (this “Agreement”) is made by and between YA II PN, LTD., a Cayman Islands exempt limited partnership (the “Investor”), and THE9 LIMITED, a company incorporated under the laws of the Cayman Islands, with principal executive offices located at 17th Floor, No. 130 Wu Song Road, Hong Kou District, Shanghai 200080, Peoples Republic of China (the “Company”).

WHEREAS, the parties entered into that certain standby equity distribution agreement, dated as of February 5, 2021 (the “February SEDA”);

WHEREAS, the parties intend to terminate the February SEDA and enter into this Agreement as set forth herein;

WHEREAS, the parties desire that, upon the terms and subject to the conditions contained herein, the Company shall have the right to issue and sell to the Investor, from time to time as provided herein, and the Investor shall purchase from the Company up to $100,000,000 of the Company’s American Depositary Shares (“ADSs”), each ADS representing thirty (30) Class A ordinary shares, par value US$0.01 per share of the Company (the “Ordinary Shares”);

WHEREAS, the ADSs are listed for trading on the Nasdaq under the symbol “NCTY;” and

WHEREAS, the offer and sale of the Shares (as defined below) hereunder have been registered on a Registration Statement (as defined below) under Section 5 of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”).

NOW, THEREFORE, the parties hereto agree as follows:

Article I. Certain Definitions

Section 1.01   “ADSs” shall have meaning set forth in the Recitals.

Section 1.02   “Advance Date” shall mean the 1st Trading Day after expiration of the applicable Pricing Period for each Advance.

Section 1.03   “Advance Notice” shall mean a written notice in the form of Exhibit A attached hereto to the Investor executed by an officer of the Company and setting forth the Advance amount that the Company requests from the Investor.

Section 1.04  “Advance Notice Date” shall mean each date the Company delivers (in accordance with Section 2.01(b) of this Agreement) to the Investor an Advance Notice requiring the Investor to advance funds to the Company, subject to the terms of this Agreement.

Section 1.05    “Advance Prospectus Supplement” shall mean any prospectus supplement to the Base Prospectus filed with the SEC pursuant to Rule 424(b) under the Securities Act in accordance with Section 6.01 hereof.

Section 1.06   “Advances” shall mean any issuance and sale from the Company to the Investor pursuant to Article II hereof.

Section 1.07   “Affiliate” shall have the meaning set forth in Section 3.07.

Section 1.08   “Agreement” shall have the meaning set forth in the preamble of this Agreement.

Section 1.09  “Applicable Laws” shall mean all applicable laws, statutes, rules, regulations, orders, executive orders, directives, policies, guidelines and codes having the force of law, whether local, national, or international, as amended from time to time, including without limitation (i) all applicable laws that relate to money laundering, terrorist financing, financial record keeping and reporting, (ii) all applicable laws that relate to anti-bribery, anti-corruption, books and records and internal controls, including the United States Foreign Corrupt Practices Act of 1977, and (iii) any Sanctions laws.

Section 1.10   “Base Prospectus” shall mean the Company’s prospectus dated March 30, 2021, accompanying the Registration Statement.

Section 1.11    “Closing” shall have the meaning set forth in Section 2.03.

Section 1.12    “Commitment Amount” shall mean the aggregate amount of up to $100,000,000.

Section 1.13   “Commitment Period” shall mean the period commencing on the date hereof and expiring upon the date of termination of this Agreement in accordance with Section 11.02.

Section 1.14   “Company Indemnitees” shall have the meaning set forth in Section 5.02.

Section 1.15   “Condition Satisfaction Date” shall have the meaning set forth in Section 7.01.

Section 1.16   “Daily Value Traded” in respect of a particular day means the product obtained by multiplying the daily trading volume of the ADSs for that day on the Principal Market by the VWAP for such day.

Section 1.17   “Environmental Laws” shall have the meaning set forth in Section 4.08.

Section 1.18   “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

Section 1.19   “Exchange Cap” shall have the meaning set forth in Section 2.02(b).

Section 1.20   “Indemnified Liabilities” shall have the meaning set forth in Section 5.01.

Section 1.21   “Initial Disclosure” shall have the meaning set forth in Section 6.01(b).

Section 1.22   “Initial Registration Statement” shall have the meaning set forth in Section 6.01(a).

Section 1.23   “Investor Indemnitees” shall have the meaning set forth in Section 5.01.

Section 1.24    “Material Adverse Effect” shall mean any event, occurrence or condition, that has had or would reasonably be expected to have (i) a material adverse effect on the legality, validity or enforceability of this Agreement or the transactions contemplated herein, (ii) a material adverse effect on the results of operations, assets, business or condition (financial or otherwise) of the Company and its Subsidiaries, taken as a whole, or (iii) a material adverse effect on the Company’s ability to perform in any material respect on a timely basis its obligations under this Agreement.

Section 1.25   “Material Outside Event” shall have the meaning set forth in Section 6.07.

Section 1.26    “Maximum Advance Amount” in respect of each Advance Notice means the lower of (a) $10,000,000, or (b) 100% of the average Daily Value Traded of the ADSs on the Principal Market during the 5 Trading Days immediately prior to the date of each Advance Notice, or such other amount as may be agreed by the parties.

Section 1.27   “OFAC” shall mean the U.S. Department of Treasury’s Office of Office of Foreign Asset Control.

Section 1.28   “Ordinary Shares” shall have meaning set forth in the Recitals.

Section 1.29   “Ownership Limitation” shall have the meaning set forth in Section 2.02(i).

Section 1.30   “Person” shall mean an individual, a corporation, a partnership, an association, a trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

Section 1.31   “Plan of Distribution” shall mean the section of an Advance Prospectus Supplement disclosing the plan of distribution of the Shares.

Section 1.32   “Pricing Period” shall mean the 5 consecutive Trading Days commencing on the Trading Day immediately following the Advance Notice Date.

Section 1.33   “Principal Market” shall mean the Nasdaq Stock Market.

Section 1.34   “Prospectus” shall mean the Base Prospectus, as supplemented by any Advance Prospectus Supplement.

Section 1.35   “Purchase Price” shall mean the price per ADS that is the greater of (A) 85% of the average of the five daily VWAPs during the Pricing Period or (B) 90% the average of the 3 lowest daily VWAPs during the Pricing Period, rounded to the nearest 100th.

Section 1.36   “Registration Limitation” shall have the meaning set forth in Section 2.02(ii).

Section 1.37  “Registration Statement” shall mean the Initial Registration Statement or another registration statement on a form promulgated by the SEC for which the Company then qualifies for the registration of the offer and sale of the Shares to be offered and sold by the Company to the Investor and the resale of such Shares by the Investor, as the same may be amended and supplemented from time to time and including any information deemed to be a part thereof pursuant to Rule 430B under the Securities Act and any successor registration statement filed by the Company with the SEC under the Securities Act on a form promulgated by the SEC for which the Company then qualifies and which form shall be available for the registration of the transactions contemplated hereunder.

Section 1.38   “Regulation D” shall mean Regulation D promulgated under the Securities Act.

Section 1.39   “Sanctions” means any sanctions administered or enforced by OFAC, the U.S. State Department, the United Nations Security Council, the European Union, Her Majesty’s Treasury, or other relevant sanctions authority.

Section 1.40   “Sanctions Programs” means any OFAC economic sanction program (including, without limitation, programs related to Crimea, Cuba, Iran, North Korea, Sudan and Syria).

Section 1.41   “SEC” shall mean the U.S. Securities and Exchange Commission.

Section 1.42   “SEC Documents” shall have the meaning set forth in Section 4.04.

Section 1.43   “Securities Act” shall have the meaning set forth in the recitals of this Agreement.

Section 1.44   “Settlement Document” shall have the meaning set forth in Section 2.01(c)(i).

Section 1.45  “Shares” shall mean the ADSs representing Ordinary Shares to be issued from time to time hereunder pursuant to Advances.

Section 1.46   “Trading Day” shall mean any day during which the Principal Market shall be open for business.

Section 1.47   “Transaction Documents” shall have the meaning set forth in Section 4.02.

Section 1.48   “VWAP” means, for any Trading Day, the daily volume weighted average price of the ADSs for such Trading Day on the Principal Market as reported by Bloomberg L.P. during regular trading hours.

Article II. Advances

Section 2.01   Advances; Mechanics. Subject to the terms and conditions of this Agreement (including, without limitation, the provisions of Article VII hereof), the Company, at its sole and exclusive option, may issue and sell to the Investor, and the Investor shall purchase from the Company, Shares on the following terms:

(a)	Advance Notice. At any time during the Commitment Period the Company may require the Investor to purchase Shares by delivering an Advance Notice to the Investor, subject to the conditions set forth in Section 7.01, and in accordance with the following provisions;

(i)	The Company shall, in its sole discretion, select the Advance amount it desires to request in each Advance Notice and the time it desires to deliver each Advance Notice, provided however, the Company acknowledges and agrees that the total Advance amount that the Company will receive in connection with each Advance Notice may be less than the Advance amount requested in the Advance Notice due to reductions to the Advance amount in accordance with Section 2.02.

(ii)	There shall be no mandatory minimum Advances and no non-usages fee (except as set forth in Section 13.05) for not utilizing the Commitment Amount or any part thereof.

(b)	Date of Delivery of Advance Notice. Notices shall be delivered in accordance with the instructions set forth on the bottom of Exhibit A. An Advance Notice shall be deemed delivered on (i) the day it is received by the Investor if such notice is received by email prior to 8:30 a.m., or (ii) the immediately succeeding day if it is received by email after 8:30 a.m. Eastern Time.

Section 2.02   Advance Limitations. Regardless of the Advance amount requested by the Company in the Advance Notice, the final amount of the Advance shall be reduced in accordance with each of the following limitations:

(i)	Ownership Limitation; Commitment Amount. In no event shall the number of Shares (whether or not in the form of ADSs) issuable to the Investor pursuant to an Advance cause the aggregate number of shares beneficially owned (as calculated pursuant to Section 13(d) of the Exchange Act) by the Investor and its affiliates to exceed 4.99% of the then outstanding share capital of the Company (the “Ownership Limitation”). In connection with each Advance Notice delivered by the Company, any portion of an Advance that would (i) cause the Investor to exceed the Ownership Limitation or (ii) cause the aggregate amount of Advances to exceed the Commitment Amount shall automatically be withdrawn with no further action required by the Company, and such Advance Notice shall be deemed automatically modified to reduce the aggregate amount of the requested Advance by an amount equal to such withdrawn portion.

(ii)	Registration Limitation. In no event shall an Advance result in an issuance of Shares which would exceed the amount registered in the prospecuts supplement to under the Registration Statement then in effect (the “Registration Limitation”). In connection with each Advance Notice, any portion of an Advance that would result in an issuance of shares which would exceed the Registration Limitation shall automatically be withdrawn with no further action required by the Company and such Advance Notice shall be deemed automatically modified to reduce the aggregate amount of the requested Advance by an amount equal to such withdrawn portion in respect of each Advance Notice.

(b)	The Company shall not affect any sales under this Agreement and the Investor shall not have the obligation to purchase Shares under this Agreement to the extent (but only to the extent) that after giving effect to such purchase and sale the aggregate number of Shares issued under this Agreement, would exceed 19.99% of the Company’s outstanding share capital as of the date of this Agreement (the “Exchange Cap”) except that such limitation shall not apply in the event that the Company (A) obtains the approval of its stockholders as required by applicable rules of the Nasdaq for issuances of shares in excess of such amount, (B) obtains a written opinion from outside counsel to the Company that such approval is not required, or (C) the average price of all applicable sales of Shares hereunder equals or exceeds 14.35 per share (which represents the lower of (i) the Nasdaq Official Closing Price (as reflected on Nasdaq.com) immediately preceding the signing of this Agreement; or (ii) the average Nasdaq Official Closing Price of the Shares (as reflected on Nasdaq.com) for the five trading days immediately preceding the signing of this Agreement).

Section 2.03   Closings. The closing in respect of each Advance Notice (each, a “Closing”) shall take place as soon as practicable on or after each Advance Date in accordance with the procedures set forth below. The parties acknowledge that the Purchase Price is not known at the time the Advance Notice is delivered (at which time the Investor is irrevocably bound) but shall be determined on each Closing based on the determination of the Purchase Price as set forth further below. In connection with each Closing, the Company and the Investor shall fulfill each of its obligations as set forth below:

(a)	On each Advance Date, the Investor shall deliver to the Company a written document, in the form attached hereto as Exhibit B (each a “Settlement Document”), setting forth the Purchase Price, the final number of Shares to be purchased by the Investor, the final amount of the Advance, (in each case (taking into account any adjustments pursuant to Section 2.02), and a report by Bloomberg, L.P. indicating the VWAP for each of the Trading Days during the Pricing Period, in each case in accordance with the terms and conditions of this Agreement.

(b)	Promptly after receipt of each Settlement Document (and, in any event, not later than two Trading Day after such receipt) the Company will, or will cause its registrar to, issue and deposit such number of Ordinary Shares to be purchased by the Investor (as set forth in the Settlement Document) with The Bank of New York Mellon (the “Depositary”) and instruct the Depositary to credit such aggregate number of Shares to which the Investor shall be entitled to the Investor’s or its designee's balance account with DTC through its Deposit Withdrawal and Custodian System or by such other means of delivery as may be mutually agreed upon by the parties hereto (which in all cases the resale of such Shares shall be freely transferable by the Investor without restriction), and transmit notification to the Investor that such share transfer has been requested. To facilitate the transfer of the Shares by the Investor, the Shares will not bear any restrictive legends so long as there is an effective Registration Statement covering the offer and sale of such Shares by the Investor. The issuance and delivery of ADSs shall at all times be subject to the term of the Amended and Restated Deposit Agreement dated as of June 28, 2019, as amended, between the Company and the Depositary and the owners and beneficial owners ADSs issued thereunder, and to applicable law.

(c)	Promptly upon receipt of such notification, the Investor shall pay to the Company of the aggregate amount of the Advance (as set forth in the Advance Notice) in cash in immediately available funds to an account designated by the Company in writing and transmit notification to the Company that such funds transfer has been requested.

(d)	On or prior to each Closing, each of the Company and the Investor shall deliver to the other all documents, instruments and writings required to be delivered by either of them pursuant to this Agreement in order to implement and effect the transactions contemplated herein.

(e)	Notwithstanding anything to the contrary in this Agreement, if on any day during a Pricing Period the Company notifies Investor that a Material Outside Event has occurred, the parties agree that the pending Advance shall end and the final number of Shares to be purchased by the Investor at the Closing for such Advance shall be equal to the number of ADSs sold by the Investor during the applicable Pricing Period prior to the notification from the Company of a Material Outside Event.

Section 2.04   In the event the Investor sells ADSs after receipt of an Advance Notice and the Company fails to perform its obligations as mandated herein in a timely manner, the Company agrees that in addition to and in no way limiting the rights and obligations set forth in Article V hereto and in addition to any other remedy to which the Investor is entitled at law or in equity, including, without limitation, specific performance, it will hold the Investor harmless against any loss, claim, damage, or expense (including reasonable legal fees and expenses), as incurred, arising out of or in connection with such default by the Company and acknowledges that irreparable damage may occur in the event of any such default. It is accordingly agreed that the Investor shall be entitled to an injunction or injunctions to prevent such breaches of this Agreement and to specifically enforce (subject to the Securities Act and other rules of the Principal Market), without the posting of a bond or other security, the terms and provisions of this Agreement.

Article III. Representations and Warranties of Investor

Investor hereby represents and warrants to, and agrees with, the Company that the following are true and correct as of the date hereof and as of each Advance Notice Date and each Advance Date:

Section 3.01   Organization and Authorization. The Investor is duly organized, validly existing and in good standing under the laws of the Cayman Islands and has all requisite power and authority to execute, deliver and perform this Agreement, including all transactions contemplated hereby. The decision to invest and the execution and delivery of this Agreement by the Investor, the performance by the Investor of its obligations hereunder and the consummation by the Investor of the transactions contemplated hereby have been duly authorized and require no other proceedings on the part of the Investor. The undersigned has the right, power and authority to execute and deliver this Agreement and all other instruments on behalf of the Investor or its shareholders. This Agreement has been duly executed and delivered by the Investor and, assuming the execution and delivery hereof and acceptance thereof by the Company, will constitute the legal, valid and binding obligations of the Investor, enforceable against the Investor in accordance with its terms.

Section 3.02   Evaluation of Risks. The Investor has such knowledge and experience in financial, tax and business matters as to be capable of evaluating the merits and risks of, and bearing the economic risks entailed by, an investment in the Company and of protecting its interests in connection with the transactions contemplated hereby. The Investor acknowledges and agrees that its investment in the Company involves a high degree of risk, and that the Investor may lose all or a part of its investment.

Section 3.03   No Legal, Investment or Tax Advice from the Company. The Investor acknowledges that it had the opportunity to review this Agreement and the transactions contemplated by this Agreement with its own legal counsel and investment and tax advisors. The Investor is relying solely on such counsel and advisors and not on any statements or representations of the Company or any of the Company’s representatives or agents for legal, tax, investment or other advice with respect to the Investor’s acquisition of Shares hereunder, the transactions contemplated by this Agreement or the laws of any jurisdiction and that the Investor may lose all or a part of its investment.

Section 3.04   Investment Purpose. The Investor is acquiring the Shares for its own account, for investment purposes and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered under or exempt from the registration requirements of the Securities Act; provided, however, that by making the representations herein, the Investor does not agree, or make any representation or warranty, to hold any of the Shares for any minimum or other specific term and reserves the right to dispose of the Shares at any time in accordance with, or pursuant to, a Registration Statement filed pursuant to this Agreement or an applicable exemption under the Securities Act. The Investor does not presently have any agreement or understanding, directly or indirectly, with any Person to sell or distribute any of the Shares.

Section 3.05   Accredited Investor. The Investor is an “Accredited Investor” as that term is defined in Rule 501(a)(3) of Regulation D.

Section 3.06   Information. The Investor and its advisors (and its counsel), if any, have been furnished with all materials relating to the business, finances and operations of the Company and information it deemed material to making an informed investment decision. The Investor and its advisors, if any, have been afforded the opportunity to ask questions of the Company and its management and has received answers to such questions. Neither such inquiries nor any other due diligence investigations conducted by such Investor or its advisors, if any, or its representatives shall modify, amend or affect the Investor’s right to rely on the Company’s representations and warranties contained in this Agreement. The Investor understands that its investment involves a high degree of risk. The Investor has sought such accounting, legal and tax advice, as it has considered necessary to make an informed investment decision with respect to the transactions contemplated hereby.

Section 3.07  Not an Affiliate. The Investor is not an officer, director or a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with the Company or any “affiliate” of the Company (as that term is defined in Rule 405 promulgated under the Securities Act).

Section 3.08   Trading Activities. The Investor’s trading activities with respect to the ADSs shall be in compliance with all applicable federal and state securities laws, rules and regulations and the rules and regulations of the Principal Market. Neither the Investor nor its affiliates has any open short position in the ADSs, nor has the Investor entered into any hedging transaction that establishes a net short position with respect to the ADSs, and the Investor agrees that it shall not, and that it will cause its affiliates not to, engage in any short sales or hedging transactions with respect to the ADSs; provided that the Company acknowledges and agrees that upon receipt of an Advance Notice the Investor has the right to sell (a) the ADSs representing the Shares to be issued to the Investor pursuant to the Advance Notice prior to receiving such securities, subject to the Section 2.01(e), or (b) other ADSs that it holds as a long position.

Section 3.09   General Solicitation. Neither the Company, nor any of its affiliates, nor any person acting on its or their behalf, has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D) in connection with the offer or sale of the Shares offered hereby.

Article IV. Representations and Warranties of the Company

Except as set forth in the SEC Documents, or in the Disclosure Schedules, which Disclosure Schedules shall be deemed a part hereof and shall qualify any representation or warranty otherwise made herein to the extent of the disclosure contained in the corresponding section of the Disclosure Schedules or in another Section of the Disclosure Schedules, to the extent that it is reasonably apparent on the face of such disclosure that such disclosure is applicable to such Section, the Company represents and warrants to the Investor that, as of the date hereof, each Advance Notice Date and each Advance Date (other than representations and warranties which address matters only as of a certain date, which shall be true and correct as written as of such certain date), that:

Section 4.01   Organization and Qualification. Each of the Company and its Subsidiary (as defined below) is an entity duly organized and validly existing under the laws of its state of organization or incorporation, and has the requisite power and authority to own its properties and to carry on its business as now being conducted. Each of the Company and its Subsidiary is duly qualified to do business and is in good standing (to the extent applicable) in every jurisdiction in which the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not have a Material Adverse Effect. “Subsidiaries” means any Person (as defined below) in which the Company, directly or indirectly, (x) owns a majority of the outstanding capital stock having voting power or holds a majority of the equity or similar interest of such Person or (y) controls or operates all or any part of the business, operations or administration of such Person, and each of the foregoing, is individually referred to herein as a “Subsidiary.”

Section 4.02   Authorization, Enforcement, Compliance with Other Instruments. The Company has the requisite corporate power and authority to enter into and perform its obligations under this Agreement and the other Transaction Documents and to issue the Shares in accordance with the terms hereof and thereof. The execution and delivery by the Company of this Agreement and the other Transaction Documents, and the consummation by the Company of the transactions contemplated hereby and thereby (including, without limitation, the issuance of the Shares) have been or (with respect to consummation) will be duly authorized by the Company’s board of directors or other governing body and no further consent or authorization will be required by the Company, its board of directors or its shareholders. This Agreement and the other Transaction Documents to which it is a party have been (or, when executed and delivered, will be) duly executed and delivered by the Company and, assuming the execution and delivery thereof and acceptance by the Investor, constitute (or, when duly executed and delivered, will be) the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or other laws relating to, or affecting generally, the enforcement of applicable creditors’ rights and remedies and except as rights to indemnification and to contribution may be limited by federal or state securities law. “Transaction Documents” means, collectively, this Agreement and each of the other agreements and instruments entered into or delivered by any of the parties hereto in connection with the transactions contemplated hereby and thereby, as may be amended from time to time.

Section 4.03   No Conflict. The execution, delivery and performance of the Transaction Documents by the Company and the consummation by the Company of the transactions contemplated hereby and thereby (including, without limitation, the issuance of the Shares) will not (i) result in a violation of the articles of association or other organizational documents of the Company or its Subsidiary (with respect to consummation, as the same may be amended prior to the date on which any of the transactions contemplated hereby are consummated), (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Company or its Subsidiary is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities laws and regulations) applicable to the Company or its Subsidiary or by which any property or asset of the Company or its Subsidiary is bound or affected except, in the case of clause (ii) or (iii) above, to the extent such violations that would not reasonably be expected to have a Material Adverse Effect.

Section 4.04   SEC Documents; Financial Statements. The Company has filed all reports, schedules, forms, statements and other documents required to be filed by it with the SEC pursuant to Section 15(d) of the Exchange Act for the two years preceding the date hereof (or such shorter period as the Company was required by law or regulation to file such material) (all of the foregoing filed within two years preceding the date hereof or amended after the date hereof, or filed after the date hereof, and all exhibits included therein and financial statements and schedules thereto and documents incorporated by reference therein, and all registration statements filed by the Company under the Securities Act, being hereinafter referred to as the “SEC Documents”). The Company has made available to the Investor through the SEC’s website at http://www.sec.gov, true and complete copies of the SEC Documents. As of their respective dates, the SEC Documents complied in all material respects with the requirements of the Exchange Act or the Securities Act, as applicable, and the rules and regulations of the SEC promulgated thereunder applicable to the SEC Documents, and none of the SEC Documents, at the time they were filed with the SEC, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of their respective dates, the financial statements of the Company included in the SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto. Such financial statements have been prepared in accordance with generally accepted accounting principles, consistently applied, during the periods involved (except (i) as may be otherwise indicated in such financial statements or the notes thereto, or (ii) in the case of unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements) and fairly present in all material respects the financial position of the Company as of the respective dates thereof and the results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments).

Section 4.05   Equity Capitalization.

(i)                 Definitions:

(A)              “Class A Ordinary Shares” means (x) the Company's shares of class A ordinary shares, par value $0.01 per share, and (y) any capital stock into which such shares shall have been changed or any share capital resulting from a reclassification of such ordinary shares.

(B)              “Class B Ordinary Shares” means (x) the Company's shares of class B ordinary shares, par value $0.01 per share, and (y) any capital stock into which such shares shall have been changed or any share capital resulting from a reclassification of such ordinary shares.

(ii)               As of the date hereof, the authorized capital stock of the Company consists of (A) 4,300,000,000 authorized Class A Ordinary Shares, of which 563,468,241are issued and outstanding, (B) 600,000,000 authorized Class B Ordinary Shares, of which 13,607,334 are issued and outstanding, and (C) 100,000,000 shares of a par value of US$0.01 each of such class or classes (however designated) as the board of directors of the Company may determine in accordance with the “Memorandum and Articles of Association, of which nil share is issued and outstanding.

(iii)             Existing Securities; Obligations. Except as disclosed in the SEC Documents: (A) none of the Company's shares, interests or capital stock is subject to preemptive rights or any other similar rights or Liens suffered or permitted by the Company; (B) there are no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any shares, interests or capital stock of the Company, or contracts, commitments, understandings or arrangements by which the Company is or may become bound to issue additional shares, interests or capital stock of the Company or options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any shares, interests or capital stock of the Company; (C) there are no agreements or arrangements under which the Company is obligated to register the sale of any of their securities under the 1933 Act (except pursuant to this Agreement); (D) there are no outstanding securities or instruments of the Company which contain any redemption or similar provisions, and there are no contracts, commitments, understandings or arrangements by which the Company is or may become bound to redeem a security of the Company; (E) there are no securities or instruments containing antidilution or similar provisions that will be triggered by the issuance of the Shares hereunder; and (G) the Company has no stock appreciation rights or "phantom stock" plans or agreements or any similar plan or agreement.

(iv)              Organizational Documents. The Company has furnished to the Investor or filed on EDGAR true, correct and complete copies of the Company's Second Amended and Restated Memorandum and Articles of Association, as amended and as in effect on the date hereof (the “Memorandum and Articles of Association”), and the terms of all convertible securities and the material rights of the holders thereof in respect thereto.

Section 4.06   Intellectual Property Rights. The Company and its Subsidiary own or possess adequate rights or licenses to use all material trademarks, trade names, service marks, service mark registrations, service names, patents, patent rights, copyrights, inventions, licenses, approvals, governmental authorizations, trade secrets and rights necessary to conduct their respective businesses as now conducted, except as would not cause a Material Adverse Effect. The Company and its Subsidiary do not have any knowledge of any infringement by the Company or its Subsidiary of trademark, trade name rights, patents, patent rights, copyrights, inventions, licenses, service names, service marks, service mark registrations, or trade secrets, except as would not cause a Material Adverse Effect. To the knowledge of the Company, there is no claim, action or proceeding being made or brought against, or to the Company’s knowledge, being threatened against the Company or its Subsidiary regarding trademark, trade name, patents, patent rights, invention, copyright, license, service names, service marks, service mark registrations, trade secret or other infringement; and, except as would not cause a Material Adverse Effect, the Company is not aware of any facts or circumstances which might give rise to any of the foregoing.

Section 4.07   Employee Relations. Neither the Company nor any of its Subsidiary is involved in any labor dispute nor, to the knowledge of the Company or any of its Subsidiary, is any such dispute threatened, in each case which is reasonably likely to cause a Material Adverse Effect.

Section 4.08    Title. Except as set forth in the SEC Documents or except as would not cause a Material Adverse Effect, the Company has good and marketable title to its properties and material assets owned by it, free and clear of any pledge, lien, security interest, encumbrance, claim or equitable interest other than such as are not material to the business of the Company. Any real property and facilities held under lease by the Company and its subsidiaries are held by them under valid, subsisting and enforceable leases with such exceptions as are not material and do not interfere with the use made and proposed to be made of such property and buildings by the Company and its subsidiaries.

Section 4.09    Insurance. The Company and each of its subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as management of the Company believes to be prudent and customary in the businesses in which the Company and its subsidiaries are engaged. The Company has no reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a Material Adverse Effect.

Section 4.10    Regulatory Permits. Except as would not cause a Material Adverse Effect, the Company and its subsidiaries possess all material certificates, authorizations and permits issued by the appropriate federal, state or foreign regulatory authorities necessary to conduct their respective businesses, and neither the Company nor any such subsidiary has received any notice of proceedings relating to the revocation or modification of any such certificate, authorization or permits.

Section 4.11    Internal Accounting Controls. The Company maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

Section 4.12   Absence of Litigation. Except as set forth in the SEC Documents, there is no action, suit, proceeding, inquiry or investigation before or by any court, public board, government agency, self-regulatory organization or body pending against or affecting the Company, the Shares or any of the Company’s Subsidiary, wherein an unfavorable decision, ruling or finding would have a Material Adverse Effect.

Section 4.13   Subsidiaries. The lists of the Company’s direct and indirect significant subsidiaries and entities through which the Company conducts its operations in the People’s Republic of China (“PRC”) by way of contractual arrangements (each an “Affiliated Entity” and collectively, the “Affiliated Entities”) have been disclosed in the SEC Documents.

Section 4.14   Tax Status. Each of the Company and its Subsidiary (i) has timely made or filed all foreign, federal and state income and all other tax returns, reports and declarations required by any jurisdiction to which it is subject, (ii) has timely paid all taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations, except those being contested in good faith and (iii) has set aside on its books provision reasonably adequate for the payment of all taxes for periods subsequent to the periods to which such returns, reports or declarations apply. There are no unpaid taxes in any material amount claimed to be due by the taxing authority of any jurisdiction, and the officers of the Company and its Subsidiaries know of no basis for any such claim.

Section 4.15   Certain Transactions. Except as set forth in the SEC Documents (or as not required to be disclosed pursuant to applicable law) none of the officers or directors of the Company is presently a party to any transaction with the Company (other than for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any officer or director, or to the knowledge of the Company, any corporation, partnership, trust or other entity in which any officer or director has a substantial interest or is an officer, director, trustee or partner.

Section 4.16   Fees and Rights of First Refusal. The Company is not obligated to offer the Shares offered hereunder on a right of first refusal basis or otherwise to any third parties including, but not limited to, current or former shareholders of the Company, underwriters, brokers, agents or other third parties, except for the right of first offer granted to purchasers under a share subscription and warrant purchase agreement as of January 25, 2021.

Section 4.17    Dilution. The Company is aware and acknowledges that issuance of Shares hereunder could cause dilution to existing shareholders and could significantly increase the outstanding number of Shares.

Section 4.18   Registration Statement; Form F-3 Eligibility. The Company and the transactions contemplated by this Agreement meet the requirements for the use of Form F-3 under the Securities Act and the Shares have been and remain eligible for inclusion by the Company on such shelf registration statement. Each of the Registration Statement and any post-effective amendment thereto has been declared effective by the SEC under the Securities Act. No stop order suspending the effectiveness of the Registration Statement or any post-effective amendment thereto has been issued under the Securities Act, no order preventing or suspending the use of the Base Prospectus, the Advance Prospectus Supplement, and no proceedings for any of those purposes or pursuant to Section 8A of the Securities Act have been instituted or are pending or, to the knowledge of the Company, are threatened by the Commission.

Section 4.19    Acknowledgment Regarding Investor’s Purchase of Shares. The Company acknowledges and agrees that the Investor is acting solely in the capacity of an arm’s length investor with respect to this Agreement and the transactions contemplated hereunder. The Company further acknowledges that the Investor is not acting as a financial advisor or fiduciary of the Company (or in any similar capacity) with respect to this Agreement and the transactions contemplated hereunder and any advice given by the Investor or any of its representatives or agents in connection with this Agreement and the transactions contemplated hereunder is merely incidental to the Investor’s purchase of the Shares hereunder. Subject to the Section 2.01(e), the Company is aware and acknowledges that it shall not be able to request Advances under this Agreement if the Registration Statement is not effective or if any issuances of Shares pursuant to any Advance would violate any rules of the Principal Market.

Section 4.20   Sanction Matters. Neither the Company, nor any Subsidiary of the Company, nor, to the Company’s knowledge, any director, officer, agent, employee or affiliate of the Company or any Subsidiary of the Company, is a Person that is, or is owned or controlled by a Person that is:

(a)	on the list of Specially Designated Nationals and Blocked Persons maintained by OFAC from time to time;

(b)	the subject of any Sanctions; or

(c)	has a place of business in, or is operating, organized, resident or doing business in a country or territory that is, or whose government is, the subject of Sanctions Programs (including without limitation Crimea, Cuba, Iran, North Korea, Sudan and Syria).

Article V. Indemnification

The Investor and the Company represent to the other the following with respect to itself:

Section 5.01   Indemnification by the Company. In consideration of the Investor’s execution and delivery of this Agreement, and in addition to all of the Company’s other obligations under this Agreement, the Company shall defend, protect, indemnify and hold harmless the Investor, and all of its officers, directors, partners, employees and agents (including, without limitation, those retained in connection with the transactions contemplated by this Agreement) and each person who controls the Investor within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act (collectively, the “Investor Indemnitees”) from and against any and all actions, causes of action, suits, claims, losses, costs, penalties, fees, liabilities and damages, and reasonable and documented expenses in connection therewith (irrespective of whether any such Investor Indemnitee is a party to the action for which indemnification hereunder is sought), and including reasonable attorneys’ fees and disbursements (the “Indemnified Liabilities”), incurred by the Investor Indemnitees or any of them as a result of, or arising out of, or relating to (a) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement for the registration of the Shares as originally filed or in any amendment thereof, or in any related prospectus, or in any amendment thereof or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that the Company will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon any such untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with written information furnished to the Company by or on behalf of the Investor specifically for inclusion therein; (b) any material misrepresentation or breach of any material representation or material warranty made by the Company in this Agreement or any other certificate, instrument or document contemplated hereby or thereby; (c) any material breach of any material covenant, material agreement or material obligation of the Company contained in this Agreement or any other certificate, instrument or document contemplated hereby or thereby; or (d) any cause of action, suit or claim brought or made against such Investor Indemnitee not arising out of any action or inaction of an Investor Indemnitee, and arising out of or resulting from the execution, delivery, performance or enforcement of this Agreement or any other instrument, document or agreement executed pursuant hereto by any of the Investor Indemnitees. To the extent that the foregoing undertaking by the Company may be unenforceable for any reason, the Company shall make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities, which is permissible under applicable law.

Section 5.02   Indemnification by the Investor. In consideration of the Company’s execution and delivery of this Agreement, and in addition to all of the Investor’s other obligations under this Agreement, the Investor shall defend, protect, indemnify and hold harmless the Company and all of its officers, directors, shareholders, employees and agents (including, without limitation, those retained in connection with the transactions contemplated by this Agreement) (collectively, the “Company Indemnitees”) from and against any and all Indemnified Liabilities incurred by the Company Indemnitees or any of them as a result of, or arising out of, or relating to (a) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement for the registration of the Shares as originally filed or in any amendment thereof, or in any related prospectus, or in any amendment thereof or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that the Investor will only be liable for written information relating to the Investor furnished to the Company by or on behalf of the Investor specifically for inclusion in the documents referred to in the foregoing indemnity, and will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon any such untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with written information furnished to the Investor by or on behalf of the Company specifically for inclusion therein; (b) any misrepresentation or breach of any representation or warranty made by the Investor in this Agreement or any instrument or document contemplated hereby or thereby executed by the Investor; (c) any breach of any covenant, agreement or obligation of the Investor(s) contained in this Agreement or any other certificate, instrument or document contemplated hereby or thereby executed by the Investor; or (d) any cause of action, suit or claim brought or made against such Company Indemnitee not arising out of any action or inaction of a Company Indemnitee and arising out of or resulting from the execution, delivery, performance or enforcement of this Agreement or any other instrument, document or agreement executed pursuant hereto by any of the Company Indemnitees. To the extent that the foregoing undertaking by the Investor may be unenforceable for any reason, the Investor shall make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities, which is permissible under applicable law.

Section 5.03   Notice of Claim. Promptly after receipt by an Investor Indemnitee or Company Indemnitee of notice of the commencement of any action or proceeding (including any governmental action or proceeding) involving an Indemnified Liability, such Investor Indemnitee or Company Indemnitee, as applicable, shall, if a claim for an Indemnified Liability in respect thereof is to be made against any indemnifying party under this Article V, deliver to the indemnifying party a written notice of the commencement thereof; but the failure to so notify the indemnifying party will not relieve it of liability under this Article V except to the extent the indemnifying party is prejudiced by such failure. The indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume control of the defense thereof with counsel mutually reasonably satisfactory to the indemnifying party and the Investor Indemnitee or Company Indemnitee, as the case may be; provided, however, that an Investor Indemnitee or Company Indemnitee shall have the right to retain its own counsel with the reasonable fees and expenses of not more than one counsel for such Investor Indemnitee or Company Indemnitee to be paid by the indemnifying party, if, in the reasonable opinion of counsel retained by the indemnifying party, the representation by such counsel of the Investor Indemnitee or Company Indemnitee and the indemnifying party would be inappropriate due to actual or potential differing interests between such Investor Indemnitee or Company Indemnitee and any other party represented by such counsel in such proceeding. The Investor Indemnitee or Company Indemnitee shall cooperate fully with the indemnifying party in connection with any negotiation or defense of any such action or claim by the indemnifying party and shall furnish to the indemnifying party all information reasonably available to the Investor Indemnitee or Company Indemnitee which relates to such action or claim. The indemnifying party shall keep the Investor Indemnitee or Company Indemnitee fully apprised at all times as to the status of the defense or any settlement negotiations with respect thereto. No indemnifying party shall be liable for any settlement of any action, claim or proceeding effected without its prior written consent, provided, however, that the indemnifying party shall not unreasonably withhold, delay or condition its consent. No indemnifying party shall, without the prior written consent of the Investor Indemnitee or Company Indemnitee, consent to entry of any judgment or enter into any settlement or other compromise which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Investor Indemnitee or Company Indemnitee of a release from all liability in respect to such claim or litigation. Following indemnification as provided for hereunder, the indemnifying party shall be subrogated to all rights of the Investor Indemnitee or Company Indemnitee with respect to all third parties, firms or corporations relating to the matter for which indemnification has been made. The indemnification required by this Article V shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received and payment therefor is due.

Section 5.04   Remedies. The remedies provided for in this Article V are not exclusive and shall not limit any right or remedies which may otherwise be available to any indemnified person at law or in equity. The obligations of the parties to indemnify or make contribution under this Article V shall survive expiration or termination of this Agreement for a period of three years. Notwithstanding anything to the contrary under this Agreement or applicable law, the no party shall be entitled to any indemnification pursuant to Section 5 (other than claims for any damages resulting from fraud) until the aggregate amount of all such damages that would otherwise be indemnifiable to such party equals or exceeds $25,000 (the “Basket”), at which time such party shall be entitled to indemnification for the full amount of all damages (including all damages incurred prior to exceeding the Basket).

Section 5.05   Limitation of liability. Notwithstanding the foregoing, no party shall be entitled to recover from the other party for punitive, indirect, incidental or consequential damages.

Article VI.
Covenants of the Company

Section 6.01   Registration Statement.

(a)	The Company has filed, in accordance with the provisions of the Securities Act and the rules and regulations thereunder, with the SEC an automatic shelf registration statement on Form F-3 (File Number 333-254878) (the “Initial Registration Statement”) including a Base Prospectus, with respect to the issuance and sale of securities by the Company, including the Shares. The Initial Registration Statement became automatically effective on March 30, 2021 and remains in effect on the date hereof. Except where the context otherwise requires, the Initial Registration Statement, as amended when it became effective, including all documents filed as part thereof or incorporated by reference therein, and including any information contained in an Advance Prospectus Supplement subsequently filed with the SEC pursuant to Rule 424(b) under the Securities Act or deemed to be a part of the Initial Registration Statement pursuant to Rule 430B of the Securities Act, is herein called the “Registration Statement.”

(b)	Prior to each Closing, the Company shall file with the SEC an Advance Prospectus Supplement pursuant to Rule 424(b) of the Securities Act disclosing all information relating to the transaction contemplated hereby required to be disclosed therein, which contains, among other things a Plan of Distribution section disclosing the methods by which the Company may sell the Shares, the name of the Investor, the number of Shares being offered hereunder, the terms of the offering, the Purchase Price of the Shares, and other material terms of the offering, and any other information or disclosure necessary to register the transactions contemplated herein (collectively, the “Initial Disclosure”) and shall provide the Investor with 24 hours to review the Initial Disclosure prior to its filing. Promptly, and in any event no later than two days after each Advance Date, the Company shall file with the SEC such Advance Prospectus Supplement.

(c)	Maintaining a Registration Statement. The Company shall maintain the effectiveness of any Registration Statement with respect to the Shares at all times during the Commitment Period (the “Registration Period”). Notwithstanding anything to the contrary contained in this Agreement, the Company shall ensure that, when filed and at all times while effective, each Registration Statement with respect to the Shares (including, without limitation, all amendments and supplements thereto) and the prospectus (including, without limitation, all amendments and supplements thereto) used in connection with such Registration Statement shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein, or necessary to make the statements therein (in the case of prospectuses, in the light of the circumstances in which they were made) not misleading. During the Commitment Period, the Company shall notify the Investor promptly if (i) the Registration Statement shall cease to be effective under the Securities Act, (ii) the Shares shall cease to be authorized for listing on the Principal Market, (iii) the Shares ceases to be registered under Section 12(b) or Section 12(g) of the Exchange Act or (iv) the Company fails to file in a timely manner all reports and other documents required of it as a reporting company under the Exchange Act.

(d)	Filing Procedures. Not less than one business day prior to the filing of a Registration Statement and not less than one business day prior to the filing of any amendments and Advance Prospectus Supplements to any Registration Statements related to the Shares (except for any amendments or supplements caused by the filing of any annual reports on Form 20-F, current reports on Form 6-K, and any similar or successor reports), the Company shall furnish to the Investor copies of all such documents proposed to be filed, which documents (other than those incorporated or deemed to be incorporated by reference) will be subject to the reasonable and prompt review of the Investor. The Investor shall furnish comments on a Registration Statement and any related amendment and Advance Prospectus Supplement to a Registration Statement to the Company within 24 hours of the receipt thereof. If the Investor fails to provide comments to the Company within such 24-hour period, then the Registration Statement, related amendment or related Advance Prospectus Supplement, as applicable, shall be deemed accepted by the Investor in the form originally delivered by the Company to the Investor.

(e)	Delivery of Final Documents. The Company shall furnish to the Investor without charge, (i) at least one copy of each Registration Statement as declared effective by the SEC and any amendment(s) thereto, including financial statements and schedules, all documents incorporated therein by reference, all exhibits and each preliminary prospectus, (ii) at the request of the Investor, 10 copies of the final prospectus included in such Registration Statement and all amendments and supplements thereto (or such other number of copies as the Investor may reasonably request) and (iii) such other documents as the Investor may reasonably request from time to time in order to facilitate the disposition of the Shares owned by the Investor pursuant to a Registration Statement. Filing of the forgoing with the SEC via its EDGAR system shall satisfy the requirements of this section.

(f)	Blue-Sky. The Company shall use its commercially reasonable efforts to, if applicable, (i) register and qualify the Shares covered by a Registration Statement under such other securities or “blue sky” laws of such jurisdictions in the United States as the Investor reasonably requests, (ii) prepare and file in those jurisdictions, such amendments (including post-effective amendments) and supplements to such registrations and qualifications as may be necessary to maintain the effectiveness thereof during the Commitment Period, (iii) take such other actions as may be necessary to maintain such registrations and qualifications in effect at all times during the Commitment Period, and (iv) take all other actions reasonably necessary or advisable to qualify the Shares for sale in such jurisdictions; provided, however, that the Company shall not be required in connection therewith or as a condition thereto to (w) make any change to its Articles of Incorporation, (x) qualify to do business in any jurisdiction where it would not otherwise be required to qualify but for this Section 6.01(g), (y) subject itself to general taxation in any such jurisdiction, or (z) file a general consent to service of process in any such jurisdiction. The Company shall promptly notify the Investor of the receipt by the Company of any notification with respect to the suspension of the registration or qualification of any of the Shares for sale under the securities or “blue sky” laws of any jurisdiction in the United States or its receipt of actual notice of the initiation or threat of any proceeding for such purpose.

Section 6.02   Listing of ADSs. As of each Advance Date, the Shares to be sold by the Company from time to time hereunder will have been registered under Section 12(b) of the Exchange Act and approved for listing on the Principal Market, subject to official notice of issuance.

Section 6.03   Opinion of Counsel. Prior to the date of the first Advance Notice, the Investor shall have received an opinion letter from Cayman Islands counsel to the Company in form and substance reasonably satisfactory to the Investor.

Section 6.04   Exchange Act Registration. The Company will file in a timely manner all reports and other documents required of it as a reporting company under the Exchange Act and will not take any action or file any document (whether or not permitted by Exchange Act or the rules thereunder) to terminate or suspend its reporting and filing obligations under the Exchange Act.

Section 6.05   Transfer Agent Instructions. For any time while there is a Registration Statement in effect for this transaction, the Company shall cause its registrar to deliver the Ordinary Shares underlying the ADSs under the Advance Notice to the Depositary’s custodian for deposit under the Deposit Agreement and instruct the Depositary to deliver the ADSs issuable upon that deposit of the Ordinary Shares as requested under the Advance Notice.

Section 6.06   Corporate Existence. The Company will take all steps necessary to preserve and continue the corporate existence of the Company during the Commitment Period.

Section 6.07  Notice of Certain Events Affecting Registration; Suspension of Right to Make an Advance. The Company will immediately notify the Investor, and confirm in writing, upon its becoming aware of the occurrence of any of the following events in respect of a Registration Statement or related Advance Prospectus Supplement relating to an offering of Shares: (i) receipt of any request by the SEC or any other Federal or state governmental authority during the period of effectiveness of the Registration Statement for amendments to the Registration Statement; (ii) the issuance by the SEC or any other Federal governmental authority of any stop order suspending the effectiveness of the Registration Statement or the initiation of any proceedings for that purpose; (iii) receipt of any notification with respect to the suspension of the qualification of any of the Shares for sale in any jurisdiction or the initiation or written threat of any proceeding for such purpose; (iv) the occurrence of any event that makes any statement made in the Registration Statement, the Advance Prospectus Supplement, or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires the filing of any amendment to the Registration Statement or Advance Prospectus Supplement so that, the Registration Statement or Advance Prospectus Supplement will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading; and (v) the Company’s reasonable determination that a post-effective amendment to the Registration Statement would be appropriate. The Company shall not deliver to the Investor any Advance Notice, and the Investor shall not sell any Shares pursuant to a Registration Statement, during the continuation of any of the foregoing events (each of the events described in the immediately preceding clauses (i) through (v), inclusive, a “Material Outside Event”).

Section 6.08   Consolidation. If an Advance Notice has been delivered to the Investor, then the Company shall not effect any consolidation of the Company with or into, or a transfer of all or substantially all the assets of the Company to another entity before the transaction contemplated in such Advance Notice has been closed in accordance with Section 2.02 hereof, and all Shares in connection with such Advance have been received by the Investor.

Section 6.09   Black-out Periods. Notwithstanding any other provision of this Agreement, the Company shall not deliver an Advance Notice during any Company black-out periods or during any other period in which the Company is, or could be deemed to be, in possession of material non-public information. The Company shall not deliver an Advance Notice if a shareholder meeting or corporate action date (including any changes to the number of Ordinary Shares representing each ADS), or the record date for any shareholder meeting or any corporate action, would fall during the period beginning five Trading Days prior to the date of delivery of such Advance Notice and ending 10 Trading Days following the Closing of such Advance Notice.

Section 6.10   Market Activities. The Company will not, directly or indirectly, take any action designed to cause or result in, or that constitutes or might reasonably be expected to constitute, the stabilization or manipulation of the price of any security of the Company under Regulation M of the Exchange Act.

Section 6.11   Expenses. The Company, whether or not the transactions contemplated hereunder are consummated or this Agreement is terminated, will pay all expenses incident to the performance of its obligations hereunder, including but not limited to (i) the preparation, printing and filing of the Registration Statement and each amendment and supplement thereto, of each prospectus and of each amendment and supplement thereto; (ii) the preparation, issuance and delivery of any Shares issued pursuant to this Agreement as well as any conversion or depositary fees or expenses due to the Depositary in respect of the issuance and sale of the ADSs (for the avoidance of doubt, excluding the resale of ADSs by the Investor) pursuant to this Agreement, (iii) all fees and disbursements of the Company’s counsel, accountants and other advisors, (iv) the qualification of the Shares under securities laws in accordance with the provisions of this Agreement, including filing fees in connection therewith, (v) the printing and delivery of copies of any prospectus and any amendments or supplements thereto, (vi) the fees and expenses incurred in connection with the listing or qualification of the ADSs for trading on the Principal Market, or (vii) filing fees of the SEC and the Principal Market.

Section 6.12   Current Report. The Company shall not, and the Company shall cause each its Subsidiary and each of its and their respective officers, directors, employees and agents not to, provide the Investor with any material, non-public information regarding the Company or any of its Subsidiaries without the express prior written consent of the Investor (which may be granted or withheld in the Investor’s sole discretion). Notwithstanding anything contained in this Agreement to the contrary, the Company expressly agrees that it shall publicly disclose, no later than four (4) Business Days following the date hereof, any information communicated to the Investor by or, to the knowledge of the Company, on behalf of the Company in connection with the transactions contemplated herein, which, following the date hereof would, if not so disclosed, constitute material, non-public information regarding the Company or its Subsidiary.

Section 6.13   Use of Proceeds. The Company will use the proceeds from the sale of the Shares hereunder for working capital and other general corporate purposes or, if different, in a manner consistent with the application thereof described in the Advance Prospectus Supplement. Neither the Company nor any Subsidiary will, directly or indirectly, use the proceeds of the transactions contemplated herein, or lend, contribute, facilitate or otherwise make available such proceeds to any Person (i) to fund, either directly or indirectly, any activities or business of or with any Person that is identified on the list of Specially Designated Nationals and Blocker Persons maintained by OFAC, or in any country or territory, that, at the time of such funding, is, or whose government is, the subject of Sanctions or Sanctions Programs, or (ii) in any other manner that will result in a violation of Sanctions.

Section 6.14   Compliance with Laws. The Company shall comply with all Applicable Laws and will not take any action which will cause the Investor to be in violation of any such Applicable Laws.

Article VII.
Conditions for Delivery of Advance Notice

Section 7.01   Conditions Precedent to the Right of the Company to Deliver an Advance Notice. The right of the Company to deliver an Advance Notice and the obligations of the Investor hereunder with respect to an Advance is subject to the satisfaction by the Company, on each Advance Notice Date (a “Condition Satisfaction Date”), of each of the following conditions:

(a)	Accuracy of the Company’s Representations and Warranties. The representations and warranties of the Company in this Agreement shall be true and correct in all material respects.

(b)	Registration of the ADSs with the SEC. The Registration Statement shall be effective pursuant to which the Company is permitted to utilize the prospectus thereunder to sell to the Investor all of the Shares issuable pursuant to such Advance Notice. The Company shall have filed with the SEC in a timely manner all reports, notices and other documents required under the Exchange Act and applicable SEC regulations during the twelve-month period immediately preceding the applicable Condition Satisfaction Date.

(c)	Authority. The Company shall have obtained all permits and qualifications required by any applicable state for the offer and sale of all the Shares issuable pursuant to such Advance Notice, or shall have the availability of exemptions therefrom. The sale and issuance of such Shares shall be legally permitted by all laws and regulations to which the Company is subject.

(d)	No Material Outside Event. No Material Outside Event shall have occurred and be continuing.

(e)	Performance by the Company. The Company shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Company at or prior the applicable Condition Satisfaction Date.

(f)	No Injunction. No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction that prohibits or directly and adversely affects any of the transactions contemplated by this Agreement, and no proceeding shall have been commenced that may have a Material Adverse Effect.

(g)	No Suspension of Trading in or Delisting of ADSs. The ADSs are quoted trading on the Principal Market and all of the ADSs issuable pursuant to such Advance Notice will be listed or quoted for trading on the Principal Market and the Company believes, in good faith, that trading of the ADSs on the Principal Market will continue uninterrupted for the foreseeable future. The issuance Shares with respect to the applicable Advance Notice will not violate the shareholder approval requirements of the Principal Market. The Company shall not have received any notice threatening the continued quotation of the ADSs on the Principal Market.

(h)	Authorized. There shall be a sufficient number of authorized but unissued and otherwise unreserved ADSs for the issuance of all of the Shares issuable pursuant to such Advance Notice.

(i)	Executed Advance Notice. The representations contained in the applicable Advance Notice shall be true and correct in all material respects as of the applicable Condition Satisfaction Date.

(j)	Consecutive Advance Notices. Except with respect to the first Advance Notice, the Company shall have delivered all Shares relating to all prior Advances, and unless waived by the Investor, at least 5 Trading Days shall have elapsed from the immediately preceding Advance Date.

Article VIII.
Non-Disclosure of Non-Public Information

The Company covenants and agrees that it shall refrain from disclosing, and shall cause its officers, directors, employees and agents to refrain from disclosing, any material non-public information (as determined under the Securities Act, the Exchange Act, or the rules and regulations of the SEC) to the Investor without also disseminating such information to the public, unless prior to disclosure of such information the Company identifies such information as being material non-public information and provides the Investor with the opportunity to accept or refuse to accept such material non-public information for review. Unless specifically agreed to in writing, in no event shall the Investor have a duty of confidentially, or be deemed to have agreed to maintain information in confidence, with respect to (i) any information disclosed in violation of this provision or (ii) the delivery of any Advance Notices.

Article IX.
Non Exclusive Agreement

Notwithstanding anything contained herein, this Agreement and the rights awarded to the Investor hereunder are non-exclusive, and, subject to the provisions in Section 6.13, the Company may, at any time throughout the term of this Agreement and thereafter, issue and allot, or undertake to issue and allot, any shares and/or securities and/or convertible notes, bonds, debentures, options to acquire shares or other securities and/or other facilities which may be converted into or replaced by ADSs or other securities of the Company, and to extend, renew and/or recycle any bonds and/or debentures, and/or grant any rights with respect to its existing and/or future share capital.

Article X.
Choice of Law/Jurisdiction

This Agreement shall be governed by and interpreted in accordance with the laws of the State of New York without regard to the principles of conflict of laws. The parties further agree that any action between them shall be heard in New York County, New York, and expressly consent to the jurisdiction and venue of the Supreme Court of New York, sitting in New York County, New York and the United States District Court of the Southern District of New York, sitting in New York, New York, for the adjudication of any civil action asserted pursuant to this paragraph.

Article XI. Assignment; Termination

Section 11.01   Assignment. Neither this Agreement nor any rights of the parties hereto may be assigned to any other Person.

Section 11.02   Termination.

(a)	Unless earlier terminated as provided hereunder, this Agreement shall terminate automatically on the earliest of (i) the first day of the month next following the 36-month anniversary of the date hereof or (ii) the date on which the Investor shall have made payment of Advances pursuant to this Agreement in the aggregate amount of the Commitment Amount.

(b)	The Company may terminate this Agreement effective upon fifteen Trading Days’ prior written notice to the Investor; provided that (i) there are no outstanding Advance Notices, the Shares under which have yet to be issued, and (ii) the Company has paid all amounts owed to the Investor pursuant to this Agreement. This Agreement may be terminated at any time by the mutual written consent of the parties, effective as of the date of such mutual written consent unless otherwise provided in such written consent.

(c)	Nothing in this Section 11.02 shall be deemed to release the Company or the Investor from any liability for any breach under this Agreement, or to impair the rights of the Company and the Investor to compel specific performance by the other party of its obligations under this Agreement. The indemnification provisions contained in Article V shall survive termination hereunder.

Article XII. Notices

Other than with respect to Advance Notices, which must be in writing and will be deemed delivered on the day set forth in Section 2.01(b), any notices, consents, waivers, or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile or e-mail if sent on a Trading Day, or, if not sent on a Trading Day, on the immediately following Trading Day; (iii) 5 days after being sent by U.S. certified mail, return receipt requested, (iv) 1 day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications (except for Advance Notices which shall be delivered in accordance with Exhibit A hereof) shall be:

If to the Company, to:	The9 Limited
17th Floor, No. 130 Wu Song Road, Hong Kou District, Shanghai 200080 People’s Republic of China Telephone: +86-21-6108-6080 Attention: George Lai E-Mail: georglai@corp.the9.com
With a Copy (which shall not constitute notice or delivery of process) to:	Joan Wu, Esq. 800 Third Avenue, Suite 2800 New York, NY 10022 Telephone: (212) 530-2208 Email: jwu@htflawyers.com
If to the Investor(s):	YA II PN, Ltd.
1012 Springfield Avenue
Mountainside, NJ 07092
Attention: Mark Angelo
Portfolio Manager
Telephone: (201) 985-8300
Email: mangelo@yorkvilleadvisors.com

With a Copy (which shall not constitute notice or delivery of process) to:	David Fine, Esq. 1012 Springfield Avenue Mountainside, NJ 07092
Telephone: (201) 985-8300
Email: legal@yorkvilleadvisors.com

Either may change its information contained in this Article XII by delivering notice to the other party as set forth herein.

Article XIII. Miscellaneous

Section 13.01   Counterparts. This Agreement may be executed in identical counterparts, both which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party. Facsimile or other electronically scanned and delivered signatures, including by e-mail attachment, shall be deemed originals for all purposes of this Agreement.

Section 13.02   Entire Agreement; Amendments. This Agreement supersedes all other prior oral or written agreements between the Investor, the Company, their respective affiliates and persons acting on their behalf with respect to the matters discussed herein, and this Agreement, and the instruments referenced herein contain the entire understanding of the parties with respect to the matters covered herein and therein and, except as specifically set forth herein or therein, neither the Company nor the Investor makes any representation, warranty, covenant or undertaking with respect to such matters. No provision of this Agreement may be waived or amended other than by an instrument in writing signed by the party to be charged with enforcement.

Section 13.03   Reporting Entity for the ADSs. The reporting entity relied upon for the determination of the trading price or trading volume of the ADSs on any given Trading Day for the purposes of this Agreement shall be Bloomberg, L.P. or any successor thereto. The written mutual consent of the Investor and the Company shall be required to employ any other reporting entity.

Section 13.04   Commitment Fee. The Company shall pay to the Investor, a contingent commitment fee in the amount equal to $250,000 (the “Contingent Fee”) solely in the event that the Company draws down $5,000,000 or less under this Agreement by the one-year anniversary of the date hereof. The Contingent Fee, if triggered, shall be due and payable on such one year anniversary and shall be paid at the election of the Company either in cash or by the issuance of such number of Shares (the “Commitment Fee Shares”) as is equal to the Contingent Fee divided by the VWAP of the ADSs as of the date such payment is due.

Section 13.05   Brokerage. Each of the parties hereto represents that it has had no dealings in connection with this transaction with any finder or broker who will demand payment of any fee or commission from the other party. The Company on the one hand, and the Investor, on the other hand, agree to indemnify the other against and hold the other harmless from any and all liabilities to any person claiming brokerage commissions or finder’s fees on account of services purported to have been rendered on behalf of the indemnifying party in connection with this Agreement or the transactions contemplated hereby.

Section 13.06   Terminations. The parties hereby agree that the Standby Equity Distribution Agreement dated February 5, 2021 between the parties hereto shall be terminated and of no further force and effect.

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IN WITNESS WHEREOF, the parties hereto have caused this Standby Equity Distribution Agreement to be executed by the undersigned, thereunto duly authorized, as of the date first set forth above.

COMPANY:
The9 Limited

By: /s/ George Lai __________
Name: George Lai
Title: CFO

INVESTOR:
YA II PN, Ltd.

By: Yorkville Advisors Global, LP
Its: Investment Manager
By: Yorkville Advisors Global II, LLC Its: General Partner
By: /s/ Troy Rillo ______
Name: Troy Rillo
Title: Partner

EXHIBIT A
ADVANCE NOTICE

THE9 LIMITED

Dated:	Advance Notice Number:

The undersigned, _______________________ hereby certifies, with respect to the sale of by ADSs of THE9 LIMITED (the “Company”) issuable in connection with this Advance Notice, delivered pursuant to that certain Standby Equity Distribution Agreement, dated as of _______, 2021 (the “Agreement”), as follows:

The undersigned is the duly elected ______________ of the Company.

There are no fundamental changes to the information set forth in the Registration Statement which would require the Company to file a post-effective amendment to the Registration Statement and there is no Material Outside Event.

The Company has performed in all material respects all covenants and agreements to be performed by the Company and has complied in all material respects with all obligations and conditions contained in this Agreement on or prior to the Advance Notice Date, and shall continue to perform in all material respects all covenants and agreements to be performed by the Company through the applicable Advance Date. All conditions to the delivery of this Advance Notice are satisfied as of the date hereof.

The number of Ordinary Shares of the Company outstanding as of the date hereof is ___________.

The amount of the advance requested is ____________.

The undersigned has executed this Advance Notice as of the date first set forth above.

THE9 LIMITED

By:

EXHIBIT B

FORM OF SETTLEMENT DOCUMENT

VIA EMAIL

THE9 LIMITED
Attn:	George Lai
Email:	georgelai@corp.the9.com

Below please find the settlement information with respect to the Advance Notice Date of:
1.	Advance amount requested
2.	Three lowest daily VWAPs during the Pricing Period.
3.	90% of the Average of the three lowest daily VWAPs during the Pricing Period
4.	85% of the average of the five daily VWAPs during the Pricing Period
5.	Purchase Price (greater of (3) and (4)) (rounded to the nearest 100th)
6.	number of ADSs to be purchased by the Investor (after taking into account any reductions pursuant to the Agreement)
7.	Number of Ordinary Shares underlying the final ADSs
8.	Final Advance amount

The Company shall deliver to the number of shares due to the Investor to the account set forth below.

The Investor shall pay to the Company an additional amount equal to the Final Advance amount minus the initial Advance amount.

Investor’s DTC participant #:
ACCOUNT NAME:
ACCOUNT NUMBER:
ADDRESS:
CITY:
COUNTRY:
Contact person:
Number and/or email:

Sincerely,
YA II PN, LTD	.

Approved By THE9 LIMITED:

Name: